UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Xplore Technologies Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

983950700
 (CUSIP Number)

Philip S. Sassower Andrea Goren Phoenix Venture Fund LLC 70 East 55th Street, 10th floor New York, New York 10022 (212) 759-1909	Jonathan J. Russo, Esq. Pillsbury Winthrop Shaw Pittman LLP 1540 Broadway New York, New York 10036 (212) 858-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2018
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*  The remainder of this cover page shall be filled out for a reporting person‘s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983950700	13D	(Page 2 of 14 Pages)

1	NAMES OF REPORTING PERSONS
Phoenix Venture Fund LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,021,774 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,021,774 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,021,774 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.26% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]	The co-managers of the managing member of Phoenix Venture Fund LLC (“Phoenix”) are Philip S. Sassower (“Mr. Sassower”) and Andrea Goren (“Mr. Goren”).
[2]	Based on 11,034,404 shares of common stock outstanding, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017.

CUSIP No. 983950700	13D	(Page 3 of 14 Pages)

1	NAMES OF REPORTING PERSONS
SG Phoenix LLC (3)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[3]	The co-managers of SG Phoenix LLC (“SG Phoenix”) are Mr. Sassower and Mr. Goren.

CUSIP No. 983950700	13D	(Page 4 of 14 Pages)

1	NAMES OF REPORTING PERSONS
Andax LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,879 (4)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,879 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,879 (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.40% (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00

[4]	The manager of Andax LLC is Mr. Goren.
[5]	Based on 11,034,404 shares of common stock outstanding, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017.

CUSIP No. 983950700	13D	(Page 5 of 14 Pages)

1	NAMES OF REPORTING PERSONS
Philip S. Sassower

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
268,249 (6)

	8	SHARED VOTING POWER
1,021,774 (7)

	9	SOLE DISPOSITIVE POWER
268,249 (6)

	10	SHARED DISPOSITIVE POWER
1,021,774 (7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,290,023 (6)(7)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.41% (8)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[6]
Consists of 268,249 shares of common stock that Mr. Sassower has the right to acquire under options exercisable within 60 days after July 5, 2018. Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix Family Fund, except to the extent of his pecuniary interest, if any, in such securities.

[7]
Consists of 1,021,774 shares of common stock owned of record by Phoenix.  Mr. Sassower is the co-manager of the managing member of Phoenix. Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix except to the extent of his pecuniary interest, if any, in such securities.

[8]	Based on 11,034,404 shares of common stock outstanding, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017.

CUSIP No. 983950700	13D	(Page 6 of 14 Pages)

1	NAMES OF REPORTING PERSONS
Andrea Goren

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
163,787 (9)

	8	SHARED VOTING POWER
1,021,799 (10)

	9	SOLE DISPOSITIVE POWER
163,787 (9)

	10	SHARED DISPOSITIVE POWER
1,021,799 (10)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,185,586 (9)(10)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.14% (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[9]
Consists of (i) 1,659 shares of common stock owned of record by Andrea Goren, (ii) 43,879 shares of common stock owned of record by Andax, an entity in which Mr. Goren has sole voting and dispositive power and (iii) 118,249 shares of common stock that Mr. Goren has the right to acquire under options exercisable within 60 days after July 5, 2018. Mr. Goren disclaims any beneficial ownership of the securities owned by Andax, except to the extent of his pecuniary interest, if any, in such securities.

[10]
Consists of (i) 1,021,774 shares of common stock owned of record by Phoenix and (ii) 25 shares of common stock owned of record by Mr. Goren’s wife. Mr. Goren is the co-manager of the managing member of Phoenix. Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix and Ms. Goren, except to the extent of his pecuniary interest, if any, in such securities.

[11]	Based on 11,034,404 shares of common stock outstanding, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017.

(Page 7 of 14 Pages)

This Amendment No. 7 (the “Statement”) filed by Phoenix Venture Fund LLC (the “Phoenix Venture Fund”), SG Phoenix LLC (“SG Phoenix”), Andax LLC, Philip S. Sassower and Andrea Goren (the “Reporting Persons”) amends and supplements Items 3, 4, 6 and 7 and amends and restates Item 5 of Schedule 13D originally filed by Phoenix Venture Fund LLC, Philip S. Sassower and Andrea Goren on October 1, 2007, as amended by Amendment No. 1 filed on September 25, 2008, Amendment No. 2 filed on June 11, 2009, Amendment No. 3 filed on November 29, 2009, Amendment No. 4 filed on December 16, 2010, Amendment No. 5 filed on November 9, 2012 and Amendment No. 6 filed on August 20, 2014.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 5(c) is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

See Item 3 of this Statement, which is hereby incorporated by reference, for a discussion of how the securities to which this Statement relates were acquired by the Reporting Persons.

Except as set forth in this Statement, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a).          The Phoenix Venture Fund, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 1,021,774 shares of common stock, representing approximately 9.26% of the Issuer’s common stock.

SG Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 0 shares of common stock, representing approximately 0.00% of the Issuer’s common stock.

Andax, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 43,879 shares of common stock, representing approximately 0.40% of the Issuer’s common stock.

Mr. Sassower, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 1,290,023 shares of common stock, representing approximately 11.41% of the Issuer’s common stock. Mr. Sassower is the co-manager of the managing member of Phoenix. Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix except to the extent of his pecuniary interest, if any, therein.

(Page 8 of 14 Pages)

Mr. Goren, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 1,185,586 shares of common stock, representing approximately 13.14% of the Issuer’s common stock. Mr. Goren is the co-manager of the managing member of Phoenix and the sole manager member of Andax. Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix and Andax, except to the extent of his pecuniary interest, if any, therein.

(b).          The Phoenix Venture Fund has the sole power to vote and the sole power to dispose of 0 shares of common stock and the shared power to vote and shared power to dispose of 1,021,774 shares of common stock.

SG Phoenix has the sole power to vote and the sole power to dispose of 0 shares of common stock.

Andax has the sole power to vote and the sole power to dispose of  0 shares of common stock and the shared power to vote and shared power to dispose of 43,879 shares of common stock.

Mr. Sassower has the sole power to vote and the sole power to dispose of 268,249 shares of common stock and has the shared power to vote and the shared power to dispose of 1,021,774 shares of common stock.

Mr. Goren has the sole power to vote and the sole power to dispose of 163,787 shares of common stock and has the shared power to vote and the shared power to dispose of 1,021,799 shares of common stock.

Mr. Sassower and Mr. Goren are the co-managers of the managing member of Phoenix. Mr. Sassower and Mr. Goren disclaim any beneficial ownership of the securities owned by Phoenix, except to the extent of their pecuniary interests, if any, therein. Mr. Goren is the managing member of Andax and disclaims any beneficial ownership of the securities owned by Andax, except to the extent of his pecuniary interests, if any, therein.

(c).          Except for the information with respect to the acquisitions by the Reporting Persons as set forth in Items 3 and 4, which is hereby incorporated by reference, none of Phoenix, SG Phoenix, Andax, Mr. Sassower or Mr. Goren has effected any transaction relating to the common stock during the past 60 days.

(d). Not applicable.

(e). Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

(Page 9 of 14 Pages)

Tender and Support Agreement

On July 5, 2018, the Issuer entered into an Agreement and Plan of Merger by and among Zebra Technologies Corporation, a Delaware corporation ("Parent"), Wolfdancer Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser") and the Issuer (the “Merger Agreement”). The Merger Agreement provides for, among other things, (i) the commencement by Purchaser of a tender offer (such offer as it may be amended from time to time as permitted by the Merger Agreement, the “Offer”) to purchase all of the outstanding shares of the common stock of the Issuer; and (ii) following the acceptance for payment of shares of common stock of the Issuer pursuant to the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, the merger of Purchaser with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”).

Concurrently with the execution and delivery of the Merger Agreement, at the request of the Issuer, Phoenix, Andax and Mr. Goren entered into a Tender and Support Agreement with Parent and Purchaser (the “Support Agreement”) pursuant to which, among other things, they agreed to tender all of their shares of common stock of the Issuer in the Offer and take certain other actions in furtherance of the Merger. The Support Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the effectiveness of the Merger in accordance with the terms and provision of the Merger Agreement, (iii) the acquisition by Parent of all the shares subject thereto, (iv) any amendment, change or waiver to the Merger Agreement without such stockholder’s consent that decreases the amount or changes the form or timing of consideration payable pursuant to the terms of the Merger Agreement or that materially and adversely affects such Stockholder, (v) the termination of the Offer and (vi) as agreed to in writing by such stockholder and Parent.

Expense Reimbursement Agreement

Concurrently with entry into the Support Agreement, Phoenix and Andax entered into an agreement with the Issuer pursuant to which the Issuer has agreed to reimburse each of them for the reasonable fees and out-of-pocket third party expenses, including reasonable fees of attorneys, incurred by such stockholder in connection with or arising from the execution and delivery of, or performance under, the Support Agreement.

The foregoing descriptions of (i) the Support Agreement and the transactions contemplated thereby and (ii) the Expense Reimbursement Agreement, in each case, do not purport to be complete and are qualified in their entirety by reference to the Tender and Support Agreement, which is filed as Exhibit 2 hereto and which is incorporated herein by reference, and the Expense Reimbursement Agreement, which is filed as Exhibit 3 hereto and which is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 1	Joint Filing Agreement, dated as of July 5, 2018, among the Reporting Persons.

Exhibit 2	Tender and Support Agreement, dated as of July 5, 2018

Exhibit 3	Expense Reimbursement Agreement, dated as of July 5, 2018

(Page 10 of 14 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	July 5, 2018

PHOENIX VENTURE FUND LLC

By:	SG Phoenix Ventures LLC, its Managing Member

By:	/s/ Philip S. Sassower
Name:	Philip S. Sassower
Title:	Managing Member

(Page 11 of 14 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	July 5, 2018

SG PHOENIX LLC

		By:	/s/ Andrea Goren
Name:	Andrea Goren
Title:	Co-Manager

(Page 12 of 14 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	July 5, 2018

ANDAX LLC

		By:	/s/ Andrea Goren
Name:	Andrea Goren
Title:	Managing Member

(Page 13 of 14 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	July 5, 2018

		By:	/s/ Philip S. Sassower
Philip S. Sassower

(Page 14 of 14 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	July 5, 2018

		By:	/s/ Andrea Goren
Andrea Goren